Filed by: Trigon Healthcare, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14a-6
                                      of the Securities and Exchange Act of 1934

                                        Subject Company: Trigon Healthcare, Inc.
                                               Commission File Number: 001-12617


The following newsletter was first posted on Trigon's intranet system on June 21, 2002:


THE TRANSITION UPDATE
NO. 6, JUNE 21, 2002

In This Issue:

o     Transition team updates
o     Anthem 101
o     Questions and answers about the transition
o     Transition fun facts

TRANSITION TEAM UPDATES

PAYROLL TO TRANSITION TO ANTHEM IN JANUARY
The Human Resources Transition Team continues to work on plans to bring the two companies together after the merger. While many of the details remain to be decided, decisions about the frequency of pay and the payroll function have been made. As you know, as plans are approved by the Executive Steering Committee
(ESC), they are communicated in The Transition Update.

The ESC has approved the plan to transition the Payroll function to Anthem in January 2003.

When Payroll transitions to Anthem in 2003, Trigon employees will be paid every other Friday instead of twice of month. Employees will have 26 pay periods each year instead of 24.

We are telling employees of decisions as soon as they are made by the Transition Teams and ESC to give people as much advance notice as possible. We very much want affected employees to remain with Trigon through the transition, as their continued contributions will be instrumental in the successful transition of Payroll to Anthem. Thanks to all the associates in Anthem and Trigon Human Resources departments for their work in planning this piece of the transition.

Trigon and Anthem are committed to helping affected employees in every way possible during the transition period. Eligible full-time employees will be offered separation pay and job search assistance in keeping with the terms of the applicable plans. In addition, we will give preferred consideration to qualified employees when filling positions elsewhere in Trigon and Anthem.

OPERATIONS - LEVERAGING TECHNOLOGY TO DELIVER DISTINCTIVE SERVICE
The Operations Transition Team has been working to identify best practices that will maintain a high level of customer service and allow for a smooth transition. The team has identified several ways Trigon can take advantage of Anthem technology after the merger. By implementing these technologies Trigon will meet 2002 goals, deliver on enterprise priorities by providing distinctive service on a low-cost platform and ensure a smooth transition.

The first area of synergy involves taking advantage of Anthem's interactive voice response (IVR) technology to serve more of Trigon's providers and to begin serving Trigon's customers. Anthem uses IVR to handle a significant percentage of their external customer and provider inquiries. In Maine, for example, 52 percent of provider inquiries are handled through IVR. Today, just 17 percent of Trigon's provider calls are handled via IVR. We expect to have the Anthem IVR system ready to serve Trigon customers and providers by the first quarter of 2003.

Also by the first of next year, we expect to implement Anthem's automated pend processor software, which uses the PC to do routine tasks. This software increases auto adjudication and improves processing accuracy, while freeing employees for more complex work.

Leveraging Anthem's IVR and pend processing technology will enable us to serve increasing numbers of customers without having to add more employees. This will be especially important as we move into the January open enrollment period, when we experience higher inventories and higher call volumes.

Trigon also plans to implement Anthem software to increase recoveries from claims that were paid incorrectly. We expect several new positions will be necessary to handle these additional recoveries.

"Every one of these initiatives will help us drive our business to a better place," said Kathy Merry, senior vice president, Trigon Service Operations. "We'll feel a positive impact from these synergies by early next year. What our customers want from us is distinctive service at a low cost, and this kind of automation helps us deliver what they value."


ANTHEM 101

The company known today as Anthem is the outgrowth of two Indianapolis-based corporations formed in 1944 and 1946 as mutual insurance companies. Those two companies were created to provide health insurance to residents of Indiana as Blue Cross of Indiana and Blue Shield of Indiana.

In the mid-1980s, the health care industry began rapidly consolidating. Blue Cross and Blue Shield of Indiana wanted to find a better way to serve their customers, and knew they needed to change in order to do so. The company began to diversify and expand, primarily through Blue Cross and Blue Shield mergers and acquisitions.

THE MERGER HISTORY OF ANTHEM BLUE CROSS AND BLUE SHIELD
ANTHEM MIDWEST
Anthem began its journey toward becoming a competitive, national organization in 1993, when it merged with the Blue Cross and Blue Shield Plan in Kentucky. This was the first cross-state merger of two strong Blue plans, and it revolutionized the Blue Cross and

Blue Shield system. In 1995, Anthem significantly expanded its Midwest operations when it merged with Community Mutual, a Blue Cross and Blue Shield Plan in southern Ohio, and ultimately became the sole Blue Cross and Blue Shield licensee for that state.

ANTHEM EAST
Anthem expanded beyond the Midwest in 1997, when it merged with Blue Cross and Blue Shield of Connecticut. Anthem expanded its presence in the East with the acquisition of Blue Cross and Blue Shield of New Hampshire in 1999 and the acquisition of Blue Cross Blue Shield of Maine in 2000.

ANTHEM WEST
In 1999, Anthem created a West region when it acquired Blue Cross and Blue Shield of Colorado and Nevada.

The regional Anthem Blue Cross and Blue Shield business units collectively cover more than 8 million health benefits customers.

In addition to Blue Cross and Blue Shield health plans in its eight states, Anthem also has subsidiaries that offer a full line of complementary services. These subsidiaries include Anthem Prescription Management, a pharmacy benefits management company; Anthem Life, which provides life and disability income insurance; Anthem Behavioral, a behavioral health benefits company; Anthem Dental, a dental benefits company; and Anthem Vision, a vision benefits company.

ANTHEM - A PUBLIC COMPANY

On October 30, 2001, Anthem conducted an initial public offering (IPO) of common stock on the New York Stock Exchange (NYSE). Anthem's IPO was the largest ever for a health benefits company, and the 23rd largest on Wall Street at the time. Anthem, which trades under the ticker symbol ATH, is the fifth largest publicly traded health benefits company in the country.

If you'd like to learn more about Anthem and its subsidiaries, visit Anthem on the Web at www.anthem.com.


QUESTIONS & ANSWERS

An important function of The Transition Update is to answer questions submitted from people at Trigon and Anthem. We anticipate getting a wide variety of questions, some that apply to Trigon only, some that are geared toward Anthem and others that apply to both. Therefore, the Questions & Answers section of The Transition Update will reflect those questions that are relevant to the given audience.

We are receiving excellent questions from Trigon employees about how the proposed merger with Anthem Inc. will affect employee benefit programs. However, at this time we are unable to answer many of them, as transition planning still is in the early stages.

As in past years, we will evaluate our benefits to ensure we offer a competitive benefit package to employees in 2003. Trigon employees will remain on a Trigon benefit plan for 2003. As previously stated, in 2004 all Anthem employees will have the same benefits.
Once our analysis is completed, and a definitive plan is recommended and approved, we will be in a position to communicate more detailed provisions of after-merger employee benefits.

Your questions are welcome, as every phase of our benefits plan will be reviewed in anticipation of the planned merger. We may not be able to provide a detailed response, but your questions will help us to be aware of your concerns and suggestions.

Q. HOW DOES ANTHEM HANDLE IT STAFFING AT OTHER REGIONAL HEADQUARTERS? DO OTHER REGIONAL HEADQUARTERS HAVE DATA CENTERS?
A. Anthem's Information Technology (AIT) organization has staff located in each Anthem state to facilitate a close partnership with the business.

     AIT's approximately 1,500 associates work in the following divisions:

     ADVANCED TECHNOLOGY GROUP - ATG is responsible for identifying where and how technology can systematically support Anthem's business processes, including investigating new and emerging technologies to determine their potential application to Anthem's programs and services.
     EAST INFORMATION SYSTEMS - East Information Systems aligns closely with Anthem's East region to deliver technology solutions to support their needs.
     EBUSINESS INFORMATION SYSTEMS - eBusiness Information Systems aligns closely with Anthem's eBusiness program to deliver strategic technology solutions.
     ENTERPRISE INFORMATION SYSTEMS - Enterprise Information Systems provides support to the enterprise business units, including shared services, National business, Specialty business and corporate initiatives such as HIPAA.
     INFORMATION MANAGEMENT AND INTEGRATION - The Information Management team focuses on establishing data quality guidelines and data standards, plans the appropriate technology to fulfill current and future business information and intelligence needs and manages the information architecture. The Integration Team focuses on the integration of people, processes and technology in support of merger and acquisition efforts. INFORMATION SECURITY GROUP - The ISG is responsible for developing and maintaining a proactive security architecture and infrastructure and for managing ongoing security oversight.
     MIDWEST BUSINESS AND INFORMATION SYSTEMS - Midwest Business and Information Systems aligns closely with Anthem's Midwest region to deliver technology solutions to support their needs.
     SERVICE DELIVERY ORGANIZATION - SDO is responsible for supporting Anthem's technical architecture and the enterprise-wide portal for all Anthem Information Technology requests and issues, known as the ACCESS IT! Customer Solutions Center.

     WEST INFORMATION SYSTEMS - West Information Systems aligns closely with Anthem's West region to deliver technology solutions to support their needs.

     Anthem has several data centers that house servers and midrange environments. AIT is currently reviewing opportunities to consolidate those data centers.

Q.   DOES ANTHEM HAVE CASUAL BUSINESS ATTIRE AND DRESS DOWN FRIDAY'S?

A. Anthem associates enjoy a casual dress environment at all locations other than the corporate office on historic Monument Circle in Indianapolis.

WHAT WOULD YOU LIKE TO KNOW ABOUT THE TRANSITION? CLICK HERE IF YOU HAVE QUESTIONS.

TRANSITION FUN FACTS

DID YOU KNOW?
Build on what you learned last week. Below are some more fun facts about the states where we do business.

---------------------------------------------------------------------------
                    VIRGINIA          INDIANA            KENTUCKY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
NUMBER OF AMERICAN  8                 0                  1
PRESIDENTS BORN IN
THE STATE
---------------------------------------------------------------------------
---------------------------------------------------------------------------
AMERICAN PRESIDENTS George Washington                    Abraham Lincoln
                    Thomas Jefferson
                    James Madison
                    James Monroe
                    William Henry
                    Harrison
                    John Tyler
                    Zachary Taylor
                    Woodrow Wilson
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---------------------------------------------------------------------------
                    OHIO              CONNECTICUT        NEW HAMPSHIRE
---------------------------------------------------------------------------
---------------------------------------------------------------------------
NUMBER OF AMERICAN  7                 1                  1
PRESIDENTS BORN IN
THE STATE
---------------------------------------------------------------------------
---------------------------------------------------------------------------
AMERICAN PRESIDENTS Ulysses S. Grant  George W. Bush     Franklin Pierce
                    Rutherford Hayes
                    James Garfield
                    Benjamin Harrison
                    William McKinley
                    William Howard
                    Taft
                    Warren Harding
---------------------------------------------------------------------------

---------------------------------------------------------------------------
                    COLORADO          NEVADA             MAINE
---------------------------------------------------------------------------
---------------------------------------------------------------------------
NUMBER OF AMERICAN  0                 0                  0
PRESIDENTS BORN IN
THE STATE
---------------------------------------------------------------------------
---------------------------------------------------------------------------
AMERICAN PRESIDENTS
---------------------------------------------------------------------------

GIVE US YOUR FEEDBACK

THE TRANSITION UPDATE is a regular online newsletter for all Trigon employees and Anthem associates designed to keep you informed during the transition.

If you have a story idea or question, contact Beth Laws via e-mail, phone (804) 678-0708 or mail drop 46D.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This newsletter contains certain forward-looking information about Anthem, Inc. ("Anthem"), Trigon Healthcare, Inc. ("Trigon") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and Trigon, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission ("SEC") made by Anthem and Trigon; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's acquisition of Trigon, to achieve expected synergies and operating efficiencies in the Trigon acquisition and to successfully integrate our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transactions and the value of the transaction consideration; and general economic downturns. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor Trigon undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are also urged to carefully review and consider the various disclosures in Anthem's and Trigon's various SEC filings, including but not limited to the registration statement on Form S-4, including the joint proxy statement/prospectus constituting a part thereof, filed by Anthem on June 7, 2002 and first mailed to Anthem and Trigon shareholders on or about June 12, 2002, Anthem's and Trigon's Annual Reports on Form 10-K for the year ended December 31, 2001, and Anthem's and Trigon's Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This newsletter may be deemed to be solicitation material in respect of Anthem's proposed merger with Trigon. On June 7, 2002, Anthem filed a registration statement on Form S-4, including a joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with the proposed merger. The joint proxy statement/prospectus was first mailed to Anthem and Trigon shareholders on or about June 12, 2002. INVESTORS AND SECURITY HOLDERS OF ANTHEM AND TRIGON ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders of Anthem and Trigon may obtain the registration statement, including the joint proxy statement/prospectus constituting a part thereof, and any other documents filed by Anthem or Trigon with the SEC for free at the SEC's web site, www.sec.gov, and Anthem shareholders may obtain such documents for free from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204 and Trigon shareholders may obtain such documents for free from Trigon Investor Relations at 2015 Staples Mill Road, Richmond, VA 23230.

PARTICIPANTS IN SOLICITATION

Anthem, Trigon, their respective directors and executive officers, other members of their respective management and certain of their respective employees may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information concerning Anthem's participants in the solicitation of proxies and their direct and indirect interests, by security holdings or otherwise, is set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof. Information concerning Trigon's participants in the solicitation and their direct and indirect interests, by security holdings or otherwise, is set forth in Trigon's Current Report on Form 8-K, which was filed with the SEC on April 29, 2002. Additional information regarding the interests of Anthem's and Trigon's directors and executive officers in the proposed merger are set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof that was first mailed to Anthem and Trigon shareholders on or about June 12, 2002.